Exhibit 12.1

Intercontinental Exchange, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	$835	$682	$1,382	$504	$790	$760	$609
Add: Fixed charges	46	51	96	56	39	35	31
Less: Income attributable to non-controlling interests	(14)	(22)	(35)	(16)	(10)	(12)	(9)
Pre-tax earnings before fixed charges	$867	$711	$1,443	$544	$819	$783	$631
Fixed charges:
Interest expense on outstanding debt	$38	$42	$80	$41	$25	$19	$17
Interest expense on line of credit	2	3	6	3	5	3	3
Amortization of debt issuance costs	4	4	7	8	4	7	6
Russell license effective interest expense	2	2	3	4	5	6	5
Total fixed charges	$46	$51	$96	$56	$39	$35	$31
Ratio of earnings to fixed charges	18.8	13.9	15.0	9.7	21.0	22.4	20.4